SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM   NT 10-K

FOR THE ANNUAL PERIOD ENDED JUNE 30, 1999

DATAWORLD SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

11-2816128
(I.R.S. Employer Identification Number)

THE COMPANY REQUESTS AN EXTENTION TO FILE THE ANNUAL REPORT OF FORM 10-K DUE TO A RECENT MERGER DURING THIS FISCAL YEAR.


                                  DATAWORLD SOLUTIONS, INC.

                                  By: /s/ Nicholas T. Hutzel
                                          -------------------
                                          Controller